Exhibit 23.5

[LETTERHEAD OF CASSEL SALPETER & CO. LLC]
October 31, 2016

American DG Energy, Inc.
45 First Avenue
Waltham, MA 02451
Attention: Special Committee of the Board of Directors

Members of the Special Committee:

We understand that American DG Energy, Inc. (the "Company") intends to enter into an Agreement and Plan of Merger (the "Merger Agreement") by and among Tecogen Inc. (the "Acquiror"), Tecogen.ADGE Merger Corp., a wholly owned subsidiary of the Acquiror ("Merger Sub"), and the Company pursuant to which, among other things, Merger Sub will merge (the "Merger") with the Company, each share of common stock ("Company Common Stock") of the Company will be converted into the right to receive 0.0920 (the "Exchange Ratio") of a share of common stock ("Acquiror Common Stock") of the Acquiror and the Company will survive the Merger as a wholly owned subsidiary of the Acquiror.

You have requested that Cassel Salpeter & Co., LLC render an opinion (this "Opinon") to the Special Committee (the "Committee") of the Board of Directors (the "Board") of the Company as to whether, as of the date of this Opinion, the Exchange, Ration in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Company Common Stock other than John Hatsopoulos, George Hatsopoulos and their respective affiliates (the "Unaffiliated Holders").

In arriving at this Opinion, we have made such reviews, analyses, and inquires as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

•	Reviewed a draft, received on October 31, 2016, of the Merger Agreement.

•	Reviewed certain publicly available financial information and other data with respect to the Company and the Acquiror that we deemed relevant.

•
Reviewed certain other information and data with respect to the Company made available to us by the Company, including financial projections with respect to the future financial performance of the Company for the years ending December 31, 2016 through December 31, 2020, prepared by management of the Company (the "Company Projections"), estimates of the Company's net operating loss tax carryforwards ("Company NOLs") and the potential tax savings available to the Company based on the Company NOLs (the "Company Estimated NOL Tax Savings") prepared by management of the Company, and other internal financial information furnished to us by or on behalf of the Company.

•
Reviewed certain other information and data with respect to the Acquiror made available to us by the Acquiror, including financial projections with respect to the future financial performance of the Acquiror, excluding the Acquiror's interest in the joint venture Ultra Emissions Technologies Inc. ("Ultratek"), for the years ending December 31, 2016 through December 31, 2018, prepared by management of the Acquiror (the "Acquiror Projections"), estimates of the Acquiror's net operating loss tax carryforwards (the "Acquiror NOLs") and the potential tax savings available to the Acquiror base on the Acquiror NOLs (the "Acquiror Estimated NOL Tax Savings") prepared by management of the Acquiror, pricing information (the "Ultratek Pricing Information") for a recent equity financing effected by Ultratek, and other internal financial information furnished to us by or on behalf of the Acquiror.

•	Considered and compared the financial and operating performance of the Company and the Acquiror with that of companies with publicly trade equity securities that we deemed relevant.

•	Considered the publicly available financial terms of certain transactions that we deemed relevant.

•
Discussed the business, operations, and prospects of the Company, the Acquiror and the proposed Merger with the Company's and the Acquiror's management and certain of the Company's and the Acquiror's representatives.

•	Conducted such other analyses and inquiries, and considered such other information and factors, as we deemed appropriate.

This Opinion only addresses whether, as of the date hereof, the Exchange Ratio in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Unaffiliated Holders and does not address any other terms, aspects, or implications of the Merger or the Merger Agreement, including, without limitation, ant term or aspect of the Merger that is not susceptible to financial analyses, the fairness of the Merger or all or any portion of the Exchange Ratio to any other security holders of the Company, the Acquiror or any other person or any creditors or other constituencies of the Company, the Acquiror or any other person, nor the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio in the Merger pursuant to the Merger Agreement, or otherwise. We are not expressing any opinion as to what the value of shares of Acquiror Common Stock actually will be when issued to the holders of Company Common Stock in the Merger or the prices at which shares of Company Common Stock or Acquiror Common Stock may trade, be purchased or sold at any time. We have

Exhibit 23.5

The Special Commitee of the Board of Directors
American DG Energy, Inc.
October 31, 2016

assumed that the shares of Acquiror Common Stock to be issued in the Merger to the Holders of Common Stock will be listed on the Nasdaq Capital Market.

This Opinion does not address the relative merits of the Merger as compared to any alternative transaction or business strategy that might exist for the Company, or the merits of the underlying decision by the Committee, the Board or the Company to engage in or consummate the Merger. The financial and other terms of the Merger were determined pursuant to negotiations between the parties to the Merger Agreement and were not determined by or pursuant to any recommendation from us. In addition, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction involving the Company.

In arriving at this Opinion, we have with your consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to us or available from public sources, and we have further relied upon the assurances of the Company's and the Acquiror's management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. We also have relied upon, without independent verification, the assessments of the management of the Company and the Acquiror as to the Company's and the Acquiror's existing and future technology, products and services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, the development, testing and marketing of such technology, products and services; the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof; and the life of all relevant patents and other intellectual and other property rights associated with such technology, products and services), and we have assumed, at your direction, that there will be no developments with respect to any such matters that would adversely affect our analyses or this Opinion. We are not legal, tax, accounting, environmental, or regulatory advisors and, we do not express any views or opinions as to any legal, tax, accounting, environmental, or regulatory matters relating to hte Company, the Acquiror, the Merger, or otherwise. We understand and have assumed that the Company has obtained or will obtain such advice as it deems necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory, and other professionals.

You have advised us and we have assumed that (i) the Company Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company with respect to the future financial performance of the Company, (ii) the Company NOLs have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the Company's management as to the amount of such Company NOLs, (iii) the Company Estimated NOL Tax Savings are reasonable basis on which to evaluate such Company NOLs, and (iv) the Company Projections, The Company NOLs, and the Company Estimated NOL Tax Savings provide a reasonable basis upon which to analyze and evaluate the Company and form an opinion. You have also advised us and we have assumed that (i) the Acquiror Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Acquiror with respect to the future financial performance of the Acquiror, (ii) the Acquiror NOLs have been reasonably prepared in good faith on bases reflecting the best currently available esimtes and judgments of the Acquiror's management as to the amount of such Acquiror NOLs and (iii) the Acquiror Estimated NOL Tax Savings are a reasonable basis on which to evaluate such Acquiror NOLs, (iv) The Ultratek Pricing information is a reasonable basis on which to evaluate the Acquiror's investment in Ultratek, and (v) the Acquiror Projections, the Acquiror NOLs, the Acquiror Estimated NOL Tax Savings and the Ultratek Pricing Information provide a reasonable basis upon which to analyze and evaluate the Acquiror and form an opinion. We express no view with respect to the Company Projections the Company NOLs, the Company Estimated NOL Tax Savings, the Acquiror Projections, the Acquiror NOLs, the Acquiror Estimated NOL Tax Savings, the Ultratek Pricing Information or the assumptions on which they are based.

We have not evaluated the solvency or creditworthiness of the Company, the Acquiror or any other party to the Merger, the fair value of the Company, the Acquiror or any of their respective assets or liabilities, or whether the Company, the Acquiror or any other party to the Merger is paying or receiving reasonably equivalent value in the Merger under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor have we evaluated, in any way, the ability of the Company, the Acquiror or any other party to the Merger to pay its obligations when they come due. We have not physically inspected the Company's or the Acquiror's properties or facilities and have not made or obtained any evaluations or appraisals of the Company's or the Acquiror's assets or liabilities (including any contingent, derivative, or off-balance-sheet assets or liabilities). We have not attempted to confirm whether the Company or the Acquiror has good title to their respective assets. Our role in reviewing any information was limited solely to performing such reviews as we deemed necessary to support our own advice and analysis and was not on behalf of the Committee, the Board, the Company or any other party.

Exhibit 23.5

The Special Commitee of the Board of Directors
American DG Energy, Inc.
October 31, 2016

We have assumed, with your consent, that the Merger will be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Merger, no delay, limitation, restriction, or condition will be imposed that would have an adverse effect on the Company, the Acquiror or the Merger. We also have assumed, with your consent, that the final executed form of the Merger Agreement will not differ in any material respect from the draft we have reviewed and that the Merger will be consummated on the ter ms set forth in the Merger Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof that is material to our analyses or this Opinion. We have also assumed that the representations and warranties of the parties to the Merger Agreement contained therein are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the Merger Agreement. We offer no opinion as to the contractual terms of the Merger Agreeemnt or the likelihood that the conditions to the consummation of the Merger set forth in the Merger Agreement will be satisfied. We have further assumed that for U.S. federal tax income purposes the Merger will qualify as a plan of reorganization with the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

Our analysis and the Opinion are necessarily based upon market, economic, and other conditions as they exist on, and could be evaluated as of, the date hereof. Accordingly, although subsequent developments may arise that would otherwise affect this Opinion, we do not assume any obligation to update, review, or reaffirm this Opinion to you or any other person or otherwise to comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is addressed to the Committee for the use and benefit of the members of the Committee (in their capacities as such) and with the consent of the Committee, the members of the Board (in their capacities as such) in connection with the Committee's and, as applicable, the Board's evaluation of the the Merger. This Opinion may not be used for any other purpose without our prior written consent. This Opinion is not intended to and does not constitute advice or a recommendation to any of the Company's stockholders or any other security holders as to how such holder should vote or act with respect to any matter relating to the Merger or otherwise. This Opinion should not be construed as creating any fiduciary duty on our part to the Company or any other party to the Merger Agreement, any security holder of the Company or such other party, any creditor of the Company or such other party, or any other person.

We will receive a fee for acting as financial advisor to the Committee in connection with the Merger and rending this opinion, no portion of which is contingent upon the completion of the Merger. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities that may arise out of our engagement or the rending of this Opinion. In accordance with our policies and procedures, a fairness committee was not required to, and did not, approve the issuance of this Opinion.

Based upon and subject to the foregoing , it is our opinion that, as the date of this Opinion, the Exchange Ratio in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Unaffiliated Holders.

Very truly yours,
/s/ Cassel Salpeter & Co., LLC
Cassel Salpeter & Co., LLC